UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ______

CONTENTS

On December 20, 2022, Brenmiller Energy Ltd. (the “Company”), issued a Report of Foreign Private Issuer on Form 6-K (the “Previously Filed Form 6-K”) announcing that it will hold a Special General Meeting of Shareholders on January 24, 2023, at 4:00 p.m. Israel time (the “Meeting”) for shareholders of record who hold ordinary shares of the Company at the close of business on December 27, 2022. Copies of the Notice of Special General Meeting, Proxy Statement and Proxy Card for the Meeting were furnished as Exhibit 99.1, 99.2 and 99.3, respectively, in the Previously Filed Form 6-K.

Today, the Company is announcing that due to a typographical error, we ask to amend the “General” section of “Proposal No. 4” in the Proxy Statement furnished as Exhibit 99.2 in the Previously Filed Form 6-K as follows:

“Accordingly, the Company will grant Mr. Brenmiller 148,217 Units (the “Units”) consisting of 148,217 Ordinary Shares and 148,217 associated Warrants, at a price of NIS 5.33 (USD 1.55) per each issued Unit (the “Shares” and “Warrants”, respectively).”

For the avoidance of doubt, the amendment hereby reduces the number of warrants offered to Mr. Avraham Brenmiller, the Company’s Chief Executive Officer and Chairman of the Board of Directors, from 149,718 to 148,217, subject to an approval by the shareholders at the Meeting. No other changes have been made to any other maters on the agenda of the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: January 3, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

2